**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

HCI Group, Inc.

File No. 001-34126 - CF#30023

HCI Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed August 7, 2013.

Based on representations by HCI Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through May 31, 2014
Exhibit 10.10	through May 31, 2014
Exhibit 10.18	through May 31, 2014
Exhibit 10.19	through May 31, 2014
Exhibit 10.21	through May 31, 2014
Exhibit 10.23	through May 31, 2014
Exhibit 10.25	through May 31, 2014
Exhibit 10.26	through May 31, 2014
Exhibit 10.41	through May 31, 2014
Exhibit 10.42	through May 31, 2014
Exhibit 10.43	through May 31, 2014
Exhibit 10.44	through May 31, 2014
Exhibit 10.45	through May 31, 2014
Exhibit 10.46	through May 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary